Filed by chinadotcom corporation

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: chinadotcom corporation

Commission File No.: 000-30134

On January 7, 2004, chinadotcom issued the following press release chinadotcom and Ross Systems

Amend Definitive Merger Agreement

HONG KONG and ATLANTA, Ga., January 7, 2004—Ross Systems, Inc. (NASDAQ: ROSS) and chinadotcom corporation (NASDAQ: CHINA) today announced that they have amended their definitive merger agreement under which chinadotcom will acquire Ross Systems.

Under the amended merger agreement, stockholders of Ross Systems will continue to receive $19.00 in a combination of cash and chinadotcom common shares for each share of Ross Systems common stock. As a result of the amended merger agreement, at the closing of the merger, Ross Systems stockholders will receive, for each share of Ross Systems common stock, $5.00 in cash and a number of chinadotcom shares equal to $14.00 divided by the average closing price of chinadotcom shares for the 10 trading days preceding the second trading day before the closing date. Moreover, if the average price of chinadotcom shares is below $8.50, the amended merger agreement permits chinadotcom to elect to increase the amount of cash that Ross Systems common stockholders will receive and decrease the number of chinadotcom shares that Ross Systems common stockholders will receive. In such case, Ross Systems common stockholders still would receive $19.00 in a combination of cash and chinadotcom shares for each share of Ross Systems common stock, but would receive more than $5.00 in cash per share and less than $14.00 worth of chinadotcom shares for each Ross Systems common share. Under the amended merger agreement, stockholders of Ross Systems, at their sole option, may elect within ten business days following the closing to receive $17.00 in cash per share of Ross Systems common stock in place of the combination of cash and chinadotcom shares described above.

Under the previous terms of the merger agreement, at the closing of the merger, Ross Systems stockholders would have received, for each share of Ross Systems common stock, $5.00 in cash and a number of chinadotcom shares equal to $14.00 divided by the higher of $8.50 per share or the average closing price of chinadotcom shares (not to exceed $10.50 per share) for the 10 trading days preceding the second trading day before the closing date, subject to certain exceptions. The floor of $8.50 and the ceiling of $10.50 created the possibility that Ross Systems stockholders would receive more than $19.00 or less than $19.00 in a combination of cash and chinadotcom shares for each share of Ross common stock. The amended merger agreement eliminates this floor and ceiling.

In addition, under the previous terms of the merger agreement, Ross Systems had the ability to terminate the merger agreement if the average price of chinadotcom shares was below $8.50 per share, unless chinadotcom elected to invoke a “make-whole” provision that would ensure that Ross Systems stockholders received $14.00 worth of chinadotcom shares for each share of Ross Systems common stock, even if the average price of chinadotcom shares was below $8.50. The amended merger agreement has eliminated these termination and “make-whole” provisions due to the removal of the $8.50 floor, and as a result, reduces the uncertainty with respect to the completion of the transaction.

The amendment also provides for an increased commitment by chinadotcom and Ross Systems to cooperate in the operation of the two companies prior to closing so as to accelerate the anticipated synergies and financial benefits to be received from the transaction.

The waiting period for the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on October 27, 2003. The anticipated closing of the transaction has been delayed, however, due in part to further Securities and Exchange Commission review of the registration statement relating to the transaction. The parties now expect the transaction to close in the second quarter of calendar year 2004, subject to Securities and Exchange Commission review of the registration statement relating to the transaction, approval by Ross Systems stockholders and customary closing conditions.

Additional Information about the Proposed Merger and Where to Find It chinadotcom and Ross Systems have filed a preliminary a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction. Ross Systems will mail the final proxy statement/prospectus to stockholders of Ross Systems when available. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully when they are available because they will contain important information about chinadotcom and Ross Systems. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by chinadotcom or Ross Systems through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Investors and security holders of Ross Systems are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

About chinadotcom

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary of chinadotcom, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. In September 2003, it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S. and Europe. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. In addition, CDC Software has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally.

During Q4 2003, chinadotcom announced the intention to acquire Ross Systems, Inc., a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe and Pivotal Corporation (“Pivotal”), a

NASDAQ-listed Customer Relationship Management company with clients worldwide based in Vancouver, Canada. chinadotcom expects to conclude the acquisitions of Ross Systems and Pivotal by no later than the first half of calendar year 2004, subject to the respective approvals of Ross Systems’ and Pivotal’s stockholders and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary of chinadotcom, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of chinadotcom’s acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the U.S., with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

About Ross Systems

Ross Systems, Inc. (NASDAQ: ROSS) delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by over 1,000 customer companies worldwide, Ross Systems’ family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

Publicly traded on the NASDAQ since 1991, Ross System’s global headquarters are based in the U.S. in Atlanta, Georgia, with sales and support operations around the world. For more information about Ross Systems, please visit www.rossinc.com.

Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems’ stockholders under SEC rules is set forth in the preliminary proxy statement / prospectus filed by chinadotcom corporation on October 24, 2003 as Amendment No. 1 to the Form F-4 filed on October 3, 2003.

Safe Harbor Statements

Statements in this press release which express that Ross Systems, Inc. or chinadotcom corporation “believes,” “anticipates,” “expects,” “estimates,” “plans,” or “should begin to” and other statements which are not historical fact, are forward-looking statements within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of risks and uncertainties, including the risk to both companies that the acquisition contemplated by the definitive merger agreement will not be consummated, the risk that expected benefits of the contemplated acquisition may not be realized, risks related to quarterly fluctuation of Ross Systems’ software product license revenue, weakening of customer demand for enterprise systems, Ross Systems’ maintenance of a minimal backlog and the uncertainty of demand for new product offerings by Ross Systems and chinadotcom, and other risks and uncertainties described in reports filed by Ross Systems and chinadotcom with the SEC. In particular, further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including chinadotcom’s Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the preliminary proxy statement / prospectus filed by chinadotcom on October 24, 2003 as Amendment No. 1 to the Form F-4 filed on October 3, 2003. Ross Systems and chinadotcom corporation caution that there can be no assurance that actual results or conditions will not differ materially from those projected or suggested in the forward-looking statements in this press release. Ross Systems and chinadotcom corporation have no intent or obligation to update these forward-looking statements.

Ross Systems:

FOR MORE INFORMATION:

Robert B. Webster, Ross Systems, Inc.

(770) 351-9600

investor@rossinc.com

chinadotcom corporation:

FOR MORE INFORMATION:
Media Relations	Investor Relations
Jane Cheng, Public Relations Manager	Craig Celek, US, VP, Investor Relations
Tel : (852) 2961 2750	Tel : 1 (212) 661 2160
Fax : (852) 2571 0410	Fax : 1 (973) 591 9976
e-mail: jane.cheng@hk.china.com	e-mail: craig.celek@hk.china.com